Exhibit 3.3

CERTIFICATE OF AMENDMENT OF THE

SECOND AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

LEMAITRE VASCULAR, INC.

LeMaitre Vascular, Inc., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “Corporation”), hereby certifies as follows:

FIRST: The name of the Corporation is LeMaitre Vascular, Inc.

SECOND: The date of filing of its original Certificate of Incorporation with the Secretary of State of the State of Delaware was June 15, 1998. An Amended and Restated Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on October 16, 2006. The Second Amended and Restated Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on October 24, 2006.

THIRD: Article IV of the Corporation’s Second Amended and Restated Certificate of Incorporation is amended by deleting the first paragraph of such Article IV in its entirety and inserting the following paragraph in lieu thereof:

The total number of shares of capital stock which the Corporation shall have authority to issue is Forty Million (40,000,000) shares, of which (i) Thirty Seven Million (37,000,000) shares shall be a class designated as common stock, par value $0.01 per share (the “Common Stock”), (ii) Three Million (3,000,000) shares shall be a class designated as undesignated preferred stock, par value $0.01 per share (the “Undesignated Preferred Stock”).

FOURTH: In accordance with the provisions of Sections 141 and 242 of the General Corporation Law of the State of Delaware, the foregoing amendment was duly adopted by vote of the Board of Directors of the Corporation and was submitted to and adopted by the stockholders of the Corporation.

[End of Text]

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be executed by its duly authorized officer, this 14th day of June, 2012.

LEMAITRE VASCULAR, INC.

By:	/s/ George W. LeMaitre
George W. LeMaitre,
Chief Executive Officer